HINDALCO
ADITYA BIRLA GROUP

08002210

082-03428

RECEIVED

2008 APR 30 A 8:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 25, 2008

Securities and Exchange Commission
Attn : International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax: 001 2025513 450
Tel No: 001 202 551 6554

SUPPL

Re: Compliance of Regulation 8(3) as on 31st March, 2008 of SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997.

Please find enclosed herewith the statement showing the details as on 31st March, 2008 pursuant to Regulation 8(3) SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997.

Thanking You.

Yours Faithfully,
For **HINDALCO INDUSTRIES LIMITED**

ANIL MALIK
Asst. Vice President &
Company Secretary

Encl: as above

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

4/30

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	Hindalco Industries Limited Century Bhavan, 3rd Floor, Dr. A.B. Road Worli, Mumbai - 400 030.
Date of Reporting	April 25, 2008
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Bombay Stock Exchange Limited (2) National Stock Exchange of India Ltd.

2008 APR 30 A 8:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(I) Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights		Details of share holding / Voting rights (in Number and %) of persons mentioned at (i) as informed u/r 8(1) to target Company.

SNo.	Names	As on 31st March 2008		As on 31st March, 2007		Changes if any, between (A) and (B)		As on Record Date for Dividend (20th March, 2007)		As on Record Date for Dividend (28th July, 2006)		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
						- N I L -							

ANNEXURE 'B'

(II) Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).

Names of the Promoter(s) / person having control / persons acting in concert		Shareholding/Voting rights (in Number and %) of persons mentioned at (II) as informed to target Company u/r 8(2)																	
SNo.	Names	As on 31st March, 2008			As on 31st March, 2007			Changes if any, between (A) and (B)			As on Record date for dividend (20th March, 2007)			As on Record date for dividend (28th July, 2006)			Changes if any, between (D) and (E)		
		[A]			[B]			[C]			[D]			[E]			[F]		
		Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%
I	Shares held by Promoters of HIL																		
1	Turquoise Investments And Finance Pvt. Ltd. Birlagram Nagda, M.P. - 456 331	82258728	0	6.70	63951970	18306758	7.01	18306758	-18306758	0.75	63951970	18306758	7.01	63951970	18306758	7.10	0	0	0.00
2	Trapti Trading & Investments Pvt. Ltd. Birlagram Nagda, M.P. - 456 331	72144187	0	5.88	56088430	16055757	6.15	16055757	-16055757	0.65	56088430	16055757	6.15	56088430	16055757	6.22	0	0	0.00
3	Birla Group Holdings Pvt. Ltd. 159, Churchgate Reclamation Mumbai - 400 020	4712027	0	0.38	3663360	1048667	0.40	1048667	-1048667	0.04	3663360	1048667	0.40	3663360	1048667	0.41	0	0	0.00
4	Umang Commercial Co. Ltd. Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	18509933	0	1.51	14390530	4119403	1.58	4119403	-4119403	0.17	14390530	4119403	1.58	14391940	4119403	1.60	-1410	0	0.00
5	Heritage Housing Finance Ltd. Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	396591	0	0.03	308330	88261	0.03	88261	-88261	0.00	308330	88261	0.03	308330	88261	0.03	[illegible]	[illegible]	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%
6	Mangalam Services Limited Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	95608	0	0.01	74330	21278	0.01	21278	-21278	0.00	74330	21278	0.01	74330	21278	0.01	0	0	0.00
7	Gwalior Properties And Estates Pvt. Ltd. Birlagram Nagda – 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
8	Seshasayee Properties Private Limited Birlagram Nagda – 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
9	TGS Investment & Trade Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai: 400 030	365749	0	0.03	86310	24706	0.01	279439	-24706	0.02	86310	24706	0.01	86310	24706	0.01	0	0	0.00
10	IGH Holdings Private Limited 159, Churchgate Reclamation Mumbai – 400 020	88307573	0	7.20	945990	15694340	0.84	87361583	-15694340	6.48	945990	15694340	0.84	0	13502465	1.16	945990	2191875	1.02
11	Birla TMT Holdings Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
12	Trustee Holding shares on behalf of Hindalco as per the Scheme of Amalgamation of Hindalco/IGCL/IGFL	16316130	0	1.33	16316130	0	1.56	0	0	0.00	16316130	0	1.56	16316130	0	1.41	0	0	0.00
13	Global Holdings Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai: 400 030	3936	0	0.00	3060	876	0.00	876	-876	0.00	3060	876	0.00	3060	876	0.00	0	0	0.00
II	**Shares held by Directors and their relatives of Hindalco Industries Limited**																		
1	Shri Kumar Mangalam Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	466140	0	0.04	362400	103740	0.04	103740	-103740	0.00	362400	103740	0.04	362400	103740	0.04	0	0	0.00
2	Smt Rajashree Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	310170	0	0.03	241140	69030	0.03	69030	-69030	0.00	241140	69030	0.03	241140	69030	0.03	0	0	0.00
3	Aditya Vikram Kumar Mangalam Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	347097	0	0.03	269850	77247	0.03	77247	-77247	0.00	269850	77247	0.03	269850	77247	0.03	0	0	0.00
4	Kumar Mangalam Birla Karta of AVKM Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	2135	0	0.00	1660	475	0.00	475	-475	0.00	1660	475	0.00	1660	475	0.00	0	0	0.00
5	Smt. Neerja Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	61740	0	0.01	48000	13740	0.01	13740	-13740	0.00	48000	13740	0.01	48000	13740	0.01	0	0	0.00
6	Master Aryaman Vikram Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
7	Ms. Ananyashree Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	19295	0	0.00	15000	4295	0.00	4295	-4295	0.00	15000	4295	0.00	15000	4295	0.00	0	0	[illegible]

HINDALCO INDUSTRIES LIMITED * MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%
8	Kum Advaitesha Birla Managal Adityayan 20, Carmichael Road Mumbai : 400 026	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
9	Ms.Vasavdatta Bajaj Swapnalok, Napean Sea Road Mumbai	64919	0	0.01	66020	18899	0.01	18899	-18899	0.00	66020	18899	0.01	66020	18899	0.01	0	0	0.00
10	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
11	Smt Sarla Devi Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
III	**Shares held by Persons acting in Concert**																		
a	Companies																		
1	Grasim Industries Ltd. Birla Gram, Nagda - 456 331. Madhya Pradesh	29369025	0	2.39	23034530	6334495	2.51	6334495	-6334495	0.26	23034530	6334495	2.51	23034530	6334495	2.53	0	0	0.00
2	Aditya Birla Nuvo Ltd. Junagadh-Veraval Road Veraval - 362 266 Gujarat	20395162	0	1.66	16316130	4079032	1.76	4079032	-4079032	0.17	16316130	4079032	1.76	16316130	4079032	1.76	0	0	0.00
3	Pilani Investment & Industries Corporation Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	29185398	0	2.38	22690160	6495238	2.49	6495238	-6495238	0.26	22690160	6495238	2.49	22690160	6495238	2.52	0	0	0.00
4	Vikram Holdings Pvt. Ltd. "Industry House", 159, Churchgate Reclamation Mumbai – 400 020	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
5	Essel Mining & Industries Limited "Industry House", 10, Camac Street Calcutta – 700 017	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
6	HGI Industries Limited "Industry House", 10, Camac Street Calcutta – 700 017	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
7	Vaibhav Holdings Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
8	Rajratna Holdings Pvt. Ltd. 212 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
9	Birla Institute of Technology & Science P.O. Pilani, Dist. - Jhunjhunu Rajasthan - 333 031	21583090	0	1.76	21583090	0	2.07	0	0	0.00	21583090	0	2.07	21583090	0	1.86	0	0	0.00
10	Mangalam Carbide Limited Post : Barbil Dist. Keonjhar Orissa – 758 035	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
11	BGH Exim Limited 213 TV Industrial Estate 52 S.K. Ahire Marg ,Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
12	Sun Gold Trading and Investments Ltd. Birla Gram, Nagda - 456 331.	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
13	Samruddhi Swastik Trading & Investments Limited Birla Gram, Nagda - 456 331.	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
14	Manav Investment & Trading Company Ltd 9/1, R.N. Mukherjee Road Kolkatta:700001	672571	0	0.05	522890	149681	0.06	149681	-149681	0.01	522890	149681	0.06	0	0	0.00	522890	149681	0.56

		Fully paid Share/VR#	Partly paid Share/VR *	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR #	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/ VR#	Partly paid Share/ VR*	%
15	BGH Properties Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
16	Applause Entertainment (P) Limited 702, Shalimar Morya Park Oshiwara Link Road Andheri (West) Mumbai :400 053	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
17	Applause Bhansali Films Private Limited 702 Shalimar Morya Park Oshiwara Link Road Andheri West Mumbai: 400 053	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
18	Applause Entertainment A P Private Limited E-4, 4th Floor, Millenium Square Nagarjuna Circle Punjagutta Hyderabad : 500 082	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
19	Infocyber India Private Limited 213 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
20	Aditya Birla Health Services Limited Survey No. 31, Theragoan Chinchwad Pune : 411 033	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
21	Birla Insurance Advisory & Broking Services Limited 263 Madhuhans Building Basement Dr. Annie Besant Road Worli, Mumbai: 400 025	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
22	Rohit Industrial Organics Private Limited Ahura Centre 2nd Floor, A Wing Mahakali Caves Road, Andheri East Mumbai :400 093	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
23	Udyog Services Limited Queens Mansion, Prescot Road Fort, Mumbai : 400 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
24	Kanistha Finance & Investment Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg, Worli Mumbai: 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
25	Aditya Birla Retail Limited Aditya Birla Centre S.K. Ahire Marg, Worli Mumbai : 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR *	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR #	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/ VR#	Partly paid Share/ VR*	%
26	Naman Finance & Investment Private Limited 212 TV Industrial Estate 52 S.K. Ahire Marg , Worli Mumbai : 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
27	Surya Kiran Investments PTE Limited 3, Shenton Way,#-14-01 Shenton House Singapore: 068805	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
28	Surya Abha Investments PTE. Limited 3 Shenton Way, # 14-01Shenton House Singapore: 068805	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
29	Surya Vinlyog PTE Limited 3 Shenton Way, # 14-01Shenton House Singapore: 068805	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
	TOTAL	385607204	0	31.42															

* Note As on 31/03/2008 , the paid up capital consist of 1225308266 shares of Re. 1/- paid up, 1242988 shares of Re.0.50 paid up and 578938 shares of Re. 0.25 paid up
The voting rights on partly paid up share is considered proportionately to the paid up value. The Total paid up capital of the Company as on 31/03/08 is Rs. 1227130192.

Place: Mumbai

Date: April 25, 2008

HINDALCO INDUSTRIES LIMITED MUMBAI

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
ASST. VICE - PRESIDENT &
COMPANY SECRETARY

END